EXHIBIT 99.2

AMERICA ONLINE AND AMAZON.COM ANNOUNCE EXPANDED STRATEGIC ALLIANCE THAT WILL CREATE NEW SHOPPING EXPERIENCE FOR ONLINE CONSUMERS

Industry’s Two E-Commerce Leaders Partner to Take AOL’s Online Shopping to the Next Level, Combining Amazon.com’s Industry-Leading Technology with AOL’s Millions of Online Shoppers, Popular Shopping Destinations and Technology

America Online Makes $100 Million Equity Investment in Amazon.com

SEATTLE, WA and DULLES, VA, July 23, 2001— Amazon.com, Inc. (www.amazon.com) and America Online, the world’s leading interactive services company, today announced a new multi year strategic alliance through which the industry’s two e-commerce leaders will team up to develop and offer an enhanced online shopping experience for users of America Online’s interactive brands. The new agreement will join Amazon.com’s industry-leading platform and online retail expertise with America Online’s technology and popular shopping environment to provide an even better online experience for America Online’s 30 million members, millions of visitors to its Web-based brands and hundreds of retailers. This new agreement expands on the successful marketing relationship begun between the two companies in 1997.

The companies also announced that America Online has made a $100 million equity investment in Amazon.com common stock.

In addition, America Online and Amazon.com will continue to work together on future e-commerce initiatives to benefit consumers, such as marketing initiatives, customer authentication and wallet services, and extending the alliance internationally.

The companies will combine tailored elements of Amazon.com’s powerful and innovative e-commerce technology platform with AOL’s understanding of online consumers and popular shopping destinations, to create a rich, multi merchant e-commerce experience for users of Shop@AOL on the AOL service, AOL.COM, CompuServe and Netscape.com, beginning in the 2002 holiday shopping season. Consumers will benefit from Amazon.com’s unique Search and Personalization technology as well as product comparisons, ratings, and review services. AOL members spent a record $7.8 billion shopping online in the three months ending in June 2001.

In addition, Amazon.com will promote AOL as its exclusive ISP, allowing Amazon.com customers to download the AOL service from areas across Amazon.com with a few simple mouse-clicks. Amazon.com will also promote an online boutique offering a variety of AOL Time Warner products and services, including service subscriptions. The two companies have an existing promotional alliance under which Amazon.com’s broad selection of products is promoted across several America Online, Inc. brands, including AOL.COM, Netscape.com, and CompuServe.

Amazon.com will continue to own and operate its technology while providing America Online with Search results, Personalization features, product comparisons, ratings, and reviews to enhance the online shopping experience for AOL and CompuServe members and users of America Online’s Web-based brands.

Barry Schuler, Chairman and Chief Executive Officer of America Online. Inc., said, “Amazon.com provides one of the best user experiences for shopping in the online world. This agreement will enable us to offer Amazon.com’s services to our online shoppers, and this, combined with the wide product catalog provided by our merchant partners, will create the best online shopping experience in cyberspace. With almost 75 percent of AOL members shopping online—and spending almost $8 billion in the last quarter—it’s clear that our members are ready to take advantage of the next-generation shopping opportunities that we’ll provide together with Amazon.com. At the same time, we’re building on America Online’s successful retail strategy, so that, in addition to being marketed through more than 25,000 offline retailers, AOL will now be promoted by the leading online retailer as well.”

“This is an excellent new relationship for our Platform Services Group,” said Jeff Bezos, CEO and founder of Amazon.com. “Amazon.com’s e-commerce platform is a unique asset that we’ve spent more than six years refining. As our recent alliances with Borders and Toysrus.com reflect, we have a demonstrated ability to meet the specific business needs of leading companies. America Online is a true Internet pioneer and we’re incredibly excited to be working with them.”

About America Online

America Online, Inc. is a wholly owned subsidiary of AOL Time Warner, Inc. (NYSE: AOL). Based in Dulles, Virginia, America Online is the world’s leader in interactive services, Web brands, Internet technologies and e-commerce services.

About Amazon.com

Amazon.com (Nasdaq: AMZN) opened its virtual doors on the World Wide Web in July 1995 and today offers Earth’s Biggest Selection, along with online auctions and free electronic greeting cards. Amazon.com seeks to be the world’s most customer-centric company, where customers can find and discover anything they might want to buy online. Amazon.com and sellers list millions of unique new and used items in categories such as electronics, kitchen and housewares, books, music, DVDs, videos, camera and photo items, toys, software, computer and video games, cell phones and service, tools and hardware, and outdoor living products. Through Amazon Marketplace, zShops and Auctions, any business or individual can sell virtually anything to Amazon.com’s over 35 million cumulative customer accounts, and with Amazon Payments, sellers can accept credit card transactions, avoiding the hassles of offline payments.

Amazon.com operates four international Web sites: www.amazon.co.uk, www.amazon.de, www.amazon.fr and www.amazon.co.jp. It also operates the Internet Movie Database (www.imdb.com), the Web’s comprehensive and authoritative source of information on more than 275,000 movies and entertainment titles and 1 million cast and crew members dating from the birth of film.

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Actual results may differ significantly from management’s expectations. These forward-looking statements involve risks and uncertainties that include, among others, Amazon.com’s anticipated losses, significant amount of indebtedness, competition, strategic alliances, strategic partnerships and business combinations, seasonality, potential fluctuations in operating results and rate of growth, management of potential growth, risks of system interruption, international expansion, consumer trends, risk of fulfillment center optimization, inventory risks, limited operating history, risks related to fraud and Amazon.com Payments, and risks of new business areas. More information about factors that potentially could affect Amazon.com’s financial results is included in Amazon.com’s filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K for the year ended December 31, 2000, and all subsequent Quarterly Reports on Form 10-Q.

Contact:
America Online PR
David Theis
(703) 265-1491

Amazon.com PR
Emily Glassman
(206) 266.7180